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                                                                  EXHIBIT (a)(7)

                                                                   April 8, 1999

                           SHERIDAN HEALTHCARE, INC.
                        4651 SHERIDAN STREET, SUITE 400
                            HOLLYWOOD, FLORIDA 33021

Dear Sheridan Healthcare Stockholder:

     We are pleased to inform you that on March 24, 1999, Sheridan Healthcare, Inc. ("Sheridan") entered into a merger agreement (the "Merger Agreement") with Vestar/Sheridan, Inc. a Delaware corporation ("Purchaser") and Vestar/Sheridan Holdings, Inc. a Delaware corporation of which Purchaser is a wholly owned subsidiary ("Parent"), which provides for the acquisition of Sheridan by means of a tender offer and a subsequent merger.

     As the first step of this acquisition, Purchaser is making a tender offer for all outstanding shares of Sheridan's Common Stock and its Class A Common Stock ( together, the "Shares") at a price of $9.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"). Subject to certain conditions, Purchaser and Sheridan will be merged subsequent to the completion of the tender offer, and the remaining outstanding Shares will be converted into the right to receive $9.25 per Share.

     Your Board of Directors has unanimously determined (with the interested directors abstaining) that the tender offer and the merger are fair to and in the best interests of Sheridan's stockholders and recommends that every stockholder of the Company accept the tender offer and tender his or her Shares.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached
Recommendation / Solicitation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Those factors considered (including the fairness opinions of Salomon Smith Barney, Inc. and Bowles Hollowell Conner, a division of First Union Capital Markets Corp., the Company's financial advisors, copies of which opinions are filed as exhibits to the
Schedule 14D-9 attached hereto), should be carefully reviewed and understood in their entirety. The terms and conditions of the Merger Agreement should also be carefully reviewed and understood in their entirety.

     In addition to the attached Schedule 14D-9 that we are providing you, the Purchaser has already provided you with its Offer to Purchase, dated March 31, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and the Letter of Transmittal set forth in detail the terms and conditions of the tender offer and provide instructions as to how to tender your Shares. I urge you to read those materials carefully.

     If you desire assistance in completing the Letter of Transmittal or tendering your Shares, please call Innisfeee M&A Incorporated, the Information Agent, collect at (212) 750-5833 (banks and brokers only) or toll-free at (888) 750-5834 (all others).

                                            Very truly yours,

                                            (/s/ Mitchell Eisenberg, M.D.)

                                            Mitchell Eisenberg, M.D.
                                            Chairman, President and Chief
                                            Executive Officer